Darren DeStefano

+ 703 456 8034

ddestefano@cooley.com

June 24, 2021

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jeanne Bennett
Mary Mast
David Gessert
Celeste Murphy

Re:	Acumen Pharmaceuticals, Inc.
Registration Statement on Form S-1
Filed June 9, 2021
File No. 333-256945

Ladies and Gentlemen:

On behalf of Acumen Pharmaceuticals, Inc. (the “Company”), we are providing this letter in response to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) Division of Corporation Finance contained in its letter, dated May 25, 2021 (the “Comment Letter”), relating to the Company’s Registration Statement on Form S-1, filed with the Commission on June 9, 2021 (the “Registration Statement”).

The Company is concurrently publicly filing Amendment No. 1 to its Registration Statement on Form S-1 (the “Amendment”), which reflects changes made in response to certain of the comments contained in the Comment Letter.

The numbering of the paragraphs below corresponds to the numbering of the comments contained in the Comment Letter, which for your convenience we have incorporated into this response letter in italics. Page references in the text of this response letter correspond to the page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined in this letter shall have the meanings set forth in the Amendment.

Cooley LLP     11951 Freedom Dr. #1500 Reston,     VA     20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

June 24, 2021

Page Two

Registration Statement on Form S-1

Use of Proceeds, page 78

1.

Refer to comment 5 from our letter dated May 10, 2021. Please disclose your intended use of the proceeds from the offering. Your disclosure should describe how far the proceeds are expected to enable you to progress in the clinical development of ACU193.

In response to the Staff’s comment relating to the Company’s intended use of proceeds, the Company has updated its disclosure on pages 7 and 78 of the Registration Statement.

* * * *

Cooley LLP     11951 Freedom Dr. #1500 Reston,     VA     20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com

June 24, 2021

Page Three

Please direct any questions or further comments concerning the Registration Statement or this response letter to either the undersigned at (703) 456-8034 or Katherine Denby of Cooley LLP at (202) 776-2070.

Sincerely,

/s/ Darren DeStefano

Darren DeStefano

cc:	Daniel O’Connell, Acumen Pharmaceuticals, Inc.
Patrick	O’Brien, Ropes & Gray LLP

Cooley LLP     11951 Freedom Dr. #1500 Reston,     VA     20190

t: (703) 456-8039 f: (703) 456-8100 cooley.com